

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop:  3628

August 29, 2016

Via E-mail
Somsak Chivavibul
President and Chief Financial Officer
Navient Funding, LLC
2001 Edmund Halley Drive
Reston, VA 20191

> **Re:    SLM Student Loan Trust 2010-2**
> **SLM Student Loan Trust 2012-3**
> **SLM Student Loan Trust 2012-5**
> **SLM Student Loan Trust 2013-2**
> **SLM Student Loan Trust 2013-3**
> **SLM Student Loan Trust 2013-4**
> **SLM Student Loan Trust 2013-5**
> **Forms 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File Nos. 333-141930-17, 333-166301-07, 333-166301-08, 333-166301-12, 333-166301-13, 333-166301-14, 333-166301-15**

Dear Mr. Chivavibul:

    We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                    Sincerely,

                                                    /s/  Katherine Hsu

                                                    Katherine Hsu
                                                    Office Chief
                                                    Office of Structured Finance

cc:    Mark Heleen, Esq., Navient Corporation
       Rachel Gleason George, Esq., Navient Corporation